UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM U-13-60

                                  ANNUAL REPORT

                                 FOR THE PERIOD

              From Inception May 1, 1997 through December 31, 1997


                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF


                           NEW CENTURY SERVICES, INC.
                        (Exact Name of Reporting Company)


                          A Subsidiary SERVICE COMPANY
                           ("Mutual" or "Subsidiary")



                       Date of Incorporation April 2, 1997


    State or Sovereign Power under which Incorporated or Organized: Delaware


 Location of Principal Executive Offices of Reporting Company: Denver, Colorado


                   Name, title, and address of officer to whom
                 correspondence concerning this report should be
                                   addressed:


      Teresa S. Madden Controller and Secretary 1225 17th Street Denver, CO
                                   80202-5533
                            (Name) (Title) (Address)


       Name of Principal Holding Company Whose Subsidiaries are served by
                               Reporting Company:

                           NEW CENTURY ENERGIES, INC.

                      INSTRUCTIONS FOR USE OF FORM U-13-60


1. Time of Filing. --Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies. --Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report. --The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format. --Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. Money Amounts Displayed. --All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

6. Deficits Displayed. --Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X,210.3-01(c))

7. Major Amendments or Corrections. --Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions. --Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart. --The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. --The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. --The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                       Schedule or    Page
Description of Schedules and Accounts                Account Number  Number
-------------------------------------                --------------  ------

Comparative Balance Sheet                             Schedule I       3-4

Service Company Property                              Schedule II        5

Accumulated Provision for Depreciation and
  Amortization of Service Company Property            Schedule III       6

Investments                                           Schedule IV        7

Accounts Receivable from Associate Companies          Schedule V         8

Fuel Stock Expenses Undistributed                     Schedule VI        9

Stores Expense Undistributed                          Schedule VII       9

Miscellaneous Current and Accrued Assets              Schedule VIII     10

Miscellaneous Deferred Debits                         Schedule IX       10

Research, Development, or Demonstration Expenditures  Schedule X        10

Proprietary Capital                                   Schedule XI       11

Long-Term Debt                                        Schedule XII      12

Current and Accrued Liabilities                       Schedule XIII     13

Notes to Financial Statements                         Schedule XIV   14-14e

Comparative Income Statement                          Schedule XV       15

Analysis of Billing - Associate Companies             Account 457       16

Analysis of Billing - Nonassociate Companies          Account 458       17

Analysis of Charges for Service - Associate and
  Nonassociate Companies                              Schedule XVI      18

Schedule of Expense by Department or Service Function Schedule XVII 19-19c

Departmental Analysis of Salaries                     Account 920       20

Outside Services Employed                             Account 923   21-21a

Employee Pensions and Benefits                        Account 926       22

General Advertising Expenses                          Account 930.1     23

                                                                       Page 2a

                                                       Schedule or    Page
Description of Schedules and Accounts                Account Number  Number
-------------------------------------                --------------  ------

Miscellaneous General Expenses                        Account 930.2     23

Rents                                                 Account 931       23

Taxes Other Than Income Taxes                         Account 408       24

Donations                                             Account 426.1     25

Other Deductions                                      Account 426.5     26

Notes to Statement of Income                          Schedule XVIII    27


                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS


Organization Chart                                                      28

Methods of Allocation                                               29-29b

Annual Statement of Compensation for Use of Capital Billed              30

Signature Clause                                                        31

                                                                          Page 3
                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      SCHEDULE I--COMPARATIVE BALANCE SHEET
                             (thousands of dollars)


Give balance sheet of the Company as of December 31 of the current and prior year.

                                                                                        AS OF DECEMBER 31,
ACCOUNT   ASSETS AND OTHER DEBITS                                                      1997            1996

          SERVICE COMPANY PROPERTY
 101      Service company property                             (Schedule II)         $    -         $     -
 107      Construction work in progress                        (Schedule II)              9               -
                                                                                     ------         -------
               Total Property                                                             9               -
                                                                                     ------         -------

 108      Less accumulated provision for depreciation and
          amortization of service company property             (Schedule III)             -               -
                                                                                     ------         -------
               Net Service Company Property                                               9               -
                                                                                     ------         -------

          INVESTMENTS
 123      Investments in associate companies                   (Schedule IV)             -               -
 124      Other Investments                                    (Schedule IV)             -               -
                                                                                     -----          ------
               Total Investments                                                         -               -
                                                                                     -----          ------

          CURRENT AND ACCRUED ASSETS
 131      Cash                                                                       3,868               -
 134      Special deposits                                                               -               -
 135      Working funds                                                                  1               -
 136      Temporary cash investments                           (Schedule IV)         6,725               -
 141      Notes receivable                                                               -               -
 143      Accounts receivable                                                          866               -
 144      Accumulated provision for uncollectable accounts                               -               -
 146      Accounts receivable from associate companies         (Schedule V)        145,046               -
 152      Fuel stock expenses undistributed                    (Schedule VI)             -               -
 154      Materials and supplies                                                         -               -
 163      Stores expense undistributed                         (Schedule VII)            -               -
 165      Prepayments                                                                9,875               -
 174      Miscellaneous current and accrued assets             (Schedule VIII)           -               -
                                                                                     -----          ------
               Total Current and Accrued Assets                                    166,381               -
                                                                                   -------          ------

          DEFERRED DEBITS
 181      Unamortized debt expense                                                       -               -
 184      Clearing accounts                                                          3,104               -
 186      Miscellaneous deferred debits                         (Schedule IX)          500               -
 188      Research, development, or demonstration expenditures  (Schedule V)             -               -
 190      Accumulated deferred income taxes                                              -               -
                                                                                     -----           -----
               Total Deferred Debits                                                 3,604               -
                                                                                     -----           -----

               TOTAL ASSETS AND OTHER DEBITS                                     $ 169,994         $     -
                                                                                 =========         =======


                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      SCHEDULE I--COMPARATIVE BALANCE SHEET
                             (thousands of dollars)



                                                                                     AS OF DECEMBER 31,
ACCOUNT   LIABILITIES AND PROPRIETARY CAPITAL                                      1997            1996
          PROPRIETARY CAPITAL
 201      Common stock issued                                   (Schedule XI)    $      -      $      -
 211      Miscellaneous paid-in-capital                         (Schedule XI)           1             -
 215      Appropriated retained earnings                        (Schedule XI)           -             -
 216      Unappropriated retained earnings                      (Schedule XI)           -             -
                                                                                 --------      --------
                Total Proprietary Capital                                               1             -
                                                                                 --------      --------

          LONG-TERM DEBT
  223     Advances from associate companies                     (Schedule XII)          -             -
  224     Other long-term debt                                  (Schedule XII)          -             -
  225     Unamortized premium on long-term debt                                         -             -
  226     Unamortized discount on long-term debt-debit                                  -             -
                                                                                 --------      --------
                Total Long-Term Debt                                                    -             -
                                                                                 --------      --------

          CURRENT AND ACCRUED LIABILITIES
  231     Notes payable                                                                 -             -
  232     Accounts payable                                                          1,035             -
  233     Notes payable to associate companies                  (Schedule XIII)    45,950             -
  234     Accounts payable to associate companies               (Schedule XIII)   113,537             -
  236     Taxes accrued                                                            (1,907)            -
  237     Interest accrued                                                              -             -
  238     Dividends declared                                                            -             -
  241     Tax collections payable                                                  (4,350)            -
  242     Miscellaneous current and accrued liabilities         (Schedule XIII)     9,788             -
                                                                                 --------      --------
                Total Current and Accrued Liabilities                             164,053             -
                                                                                 --------      --------

          DEFERRED CREDITS
  253     Other deferred credits                                                    4,052             -
  255     Accumulated deferred investment tax credits                                   -             -
                                                                                 --------      --------
                Total Deferred Credits                                              4,052             -
                                                                                 --------      --------

  282     ACCUMULATED DEFERRED INCOME TAXES                                         1,888             -
                                                                                 --------      --------

                TOTAL LIABILITIES AND PROPRIETARY CAPITAL                        $169,994      $      -
                                                                                 ========      ========

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

                      SCHEDULE II--SERVICE COMPANY PROPERTY
                             (thousands of dollars)

                                                BALANCE AT                    RETIREMENTS      OTHER        BALANCE
                                                BEGINNING                         OR          CHANGES       AT CLOSE
        DESCRIPTION                              OF YEAR        ADDITIONS        SALES          (1)          OF YEAR
        -----------                              -------        ---------        -----          ---          -------

SERVICE COMPANY PROPERTY
Account
  301   Organization                            $      -        $       -     $        -      $      -      $      -
  303   Miscellaneous intangible plant                 -                -              -             -             -
  304   Land and land rights                           -                -              -             -             -
  305   Structures and improvements                    -                -              -             -             -
  306   Leasehold improvements                         -                -              -             -             -
  307   Equipment (2)                                  -                -              -             -             -
  308   Office furniture and equipment                 -                -              -             -             -
  309   Automobiles, other vehicles and                -                -              -             -             -
        related garage equipment                       -                -              -             -             -
  310   Aircraft and airport equipment                 -                -              -             -             -
  311   Other service company property (3)             -                -              -             -             -
                                                --------        ---------     ----------      --------      --------
        SUB-TOTAL                                      -                -              -             -             -
  107   Construction work in progress (4)              -                9              -             -             9
                                                --------        ---------     ----------      --------      --------
        TOTAL                                   $      -        $       9     $        -      $      -      $      9
                                                ========        =========     ==========      ========      ========

(1)  Provide an explanation of those changes considered material:  None

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year: None

(3)  Describe other service company property:  None

(4) Describe construction work in progress: Represents balance in the overhead allocation pool for the Continuing Property Record (CPR) function.

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

              SCHEDULE III--ACCUMULATED PROVISION FOR DEPRECIATION
                  AND AMORTIZATION OF SERVICE COMPANY PROPERTY
                             (thousands of dollars)

                                             BALANCE AT       ADDITIONS          RETIREMENTS       OTHER          BALANCE
                                             BEGINNING        TO ACCOUNT             OR            CHANGES        AT CLOSE
DESCRIPTION                                   OF YEAR             403              SALES             (1)           OF YEAR
-----------                                   -------             ---              -----             ---           -------

Account
   301    Organization                       $       -        $        -         $         -      $      -        $      -
   303    Miscellaneous intangible plant             -                 -                   -             -               -
   304    Land and land rights                       -                 -                   -             -               -
   305    Structures and improvements                -                 -                   -             -               -
   306    Leasehold improvements                     -                 -                   -             -               -
   307    Equipment                                  -                 -                   -             -               -
   308    Office furniture and equipment             -                 -                   -             -               -
   309    Automobiles, other vehicles and
          related garage equipment                   -                 -                   -             -               -
   310    Aircraft and airport equipment             -                 -                   -             -               -
   311    Other service company property             -                 -                   -             -               -
                                             ---------        ----------         -----------      --------        --------
          TOTAL                              $       -        $        -         $         -      $      -        $      -
                                             =========        ==========         ===========      ========        ========

(1)  Provide an explanation of those changes considered material:  None

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

                            SCHEDULE IV--INVESTMENTS
                             (thousands of dollars)


INSTRUCTIONS:  Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under  Account  135,   "Temporary  Cash   Investments",   list  each  investment
separately.

                                                      BALANCE AT      BALANCE AT
                                                      BEGINNING          CLOSE
ACCOUNT   ASSETS AND OTHER DEBITS                      OF YEAR          OF YEAR
-------   -----------------------                      -------          -------

 123     Investment in associate companies            $        -     $        -

 124     Other investments                                     -              -

 136     Temporary cash investments
            Federated Investors (money market)                 -          6,725
                                                      ----------     ----------
                                               TOTAL  $        -     $    6,725
                                                      ----------     ----------

                                               TOTAL  $        -     $    6,725
                                                      ==========     ==========

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

            SCHEDULE V--ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                             (thousands of dollars)

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


                                                      BALANCE AT      BALANCE AT
                                                      BEGINNING          CLOSE
                 DESCRIPTION                           OF YEAR          OF YEAR
                 -----------                           -------          -------

Account 146 -- Accounts Receivable from Associate Companies

   New Century Energies, Inc.                         $       -      $   1,297
   New Century Cadence, Inc.                                  -            214
   Cheyenne Light, Fuel and Power Company                     -            259
   1480 Welton, Inc.                                          -             20
   Public Service Company of Colorado                         -        106,517
   PSR Investments, Inc.                                      -             19
   e prime, inc.                                              -            576
   New Century International, Inc.                            -            222
   Natural Fuels Corporation                                  -             62
   Fuel Resources Development Co., a
      dissolved corporation                                   -             (4)
   PS Colorado Credit Corporation                             -             42
   WestGas InterState, Inc.                                   -              5
   Utility Engineering Corporation                            -            737
   Quixx Corporation                                          -            370
   Southwestern Public Service Company                        -         34,710
                                                      ---------      ---------

                                                TOTAL $       -      $ 145,046
                                                      =========      =========




                                                                       TOTAL
                                                                      PAYMENTS
                                                                      --------
Analysis of Convenience or Accommodation Payments:

         None                                                        $       -
                                                                     ---------

                                                     TOTAL PAYMENTS  $       -
                                                                     =========

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

                 SCHEDULE VI--FUEL STOCK EXPENSES UNDISTRIBUTED
                             (thousands of dollars)

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" list below give an overall report of the fuel functions performed by the service company.


          DESCRIPTION                             LABOR     EXPENSE      TOTAL
          -----------                            ------     -------      -----

Account 152--Fuel Stock Expenses Undistributed $       -   $       -   $      -
                                               ---------   ---------   --------

                                         TOTAL $       -   $       -   $      -
                                               =========   =========   ========

Summary:  None


                   SCHEDULE VII--STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expenses during the year and indicate amount attributable to each associate company.


          DESCRIPTION                             LABOR     EXPENSE      TOTAL
          -----------                             -----     -------      -----
Account 163 -- Stores Expenses Undistributed   $       -   $       -   $      -
                                               ---------   ---------   --------

                                         TOTAL $       -   $       -   $      -
                                               =========   =========   ========

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

             SCHEDULE VIII--MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                             (thousands of dollars)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.


                                                        BALANCE AT    BALANCE AT
                                                         BEGINNING       CLOSE
              DESCRIPTION                                 OF YEAR       OF YEAR
              -----------                                 -------       --------

Account 174 --Miscellaneous Current and
                Accrued Assets                          $        -    $       -
                                                        ----------    ---------

                                                  TOTAL $        -    $       -
                                                        ==========    =========


                   SCHEDULE IX--MISCELLANEOUS DEFERRED DEBITS
                             (thousands of dollars)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

                                                        BALANCE AT    BALANCE AT
                                                         BEGINNING      CLOSE
                DESCRIPTION                               OF YEAR      OF YEAR
                -----------                               -------      -------

Account 186 -- Miscellaneous Deferred Debits
         Deposit for purchase of aircraft               $        -    $     500
                                                        ----------    ---------

                                                  TOTAL $        -    $     500
                                                        ==========    =========


         SCHEDULE X--RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                             (thousands of dollars)

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

                                                        BALANCE AT   BALANCE AT
                                                        BEGINNING      CLOSE
                DESCRIPTION                              OF YEAR      OF YEAR
                -----------                              -------      -------

Account 188 -- Research, Development, or Demonstration
         Expenditures                                    $       -    $       -
                                                         ---------    ---------

                                                   TOTAL $       -    $       -
                                                         =========    =========

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

                        SCHEDULE XI--PROPRIETARY CAPITAL
                  (thousands of dollars, except per share data)

                                                  PAR OR       OUTSTANDING AT
                                  NUMBER OF       STATED       CLOSE OF PERIOD
ACCOUNT                             SHARES        VALUE      NUMBER       TOTAL
NUMBER      CLASS OF STOCK        AUTHORIZED    PER SHARE   OF SHARES    AMOUNT
------      --------------        ----------    ---------   ---------    ------

 201      COMMON STOCK ISSUED        1,000         $0.01       1,000     $    -


INSTRUCTIONS: Classify amounts in each account with a brief explanation, disclosing the general nature of transactions which give rise to the amounts.

DESCRIPTION                                                              AMOUNT

Account 211 -- Miscellaneous Paid-In Capital                             $    1

Account 215 -- Appropriated Retained Earnings                                 -
                                                                         ------
                                                                 TOTAL   $    1
                                                                         ======

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owned or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                             BALANCE AT                                BALANCE
                             BEGINNING     NET INCOME    DIVIDENDS     AT CLOSE
DESCRIPTION                   OF YEAR      OR (LOSS)       PAID        OF YEAR
-----------                   -------      ---------       ----        -------

Account 216--Unappropriated
     Retained Earnings       $        -    $       -    $       -     $      -
                             ==========    =========    =========     ========
                      TOTAL  $        -    $       -    $       -     $      -
                             ==========    =========    =========     ========

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

                          SCHEDULE XII--LONG-TERM DEBT
                             (thousands of dollars)



INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.



                                   TERM OF OBLIGATION                                       BALANCE AT
                                     CLASS & SERIES     DATE OF    INTEREST    AMOUNT       BEGINNING
      NAME OF CREDITOR                OF OBLIGATION     MATURITY     RATE    AUTHORIZED      OF YEAR        ADDITIONS
      ----------------                -------------     --------     ----    ----------      -------        ---------

Account 223 - Advances From
         Associate Companies:                                                $       -      $       -      $       -

Account 224 - Other Long-Term Debt:                                          $       -      $       -      $       -
                                                                             ---------      ---------      ---------
                           TOTAL                                             $       -      $       -      $       -
                                                                             =========      =========      =========

                                                                  BALANCE
                                                  DEDUCTIONS     AT CLOSE
      NAME OF CREDITOR                                (1)         OF YEAR
      ----------------                                ---         -------

Account 223 - Advances From
         Associate Companies:                     $        -    $       -

Account 224 - Other Long-Term Debt:               $        -    $       -
                                                  ----------    ---------
                    TOTAL                         $        -    $       -
                                                  ==========    =========


(1)  Give an explanation of deductions:  None

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

                 SCHEDULE XIII--CURRENT AND ACCRUED LIABILITIES
                             (thousands of dollars)


INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                       BALANCE AT    BALANCE AT
                                                        BEGINNING      CLOSE
                   DESCRIPTION                          OF YEAR       OF YEAR
                   -----------                          -------       -------

Account 233 -- Notes Payable to Associate Companies
       Notes Payable - New Century Energies, Inc.      $       -      $  45,950
                                                       ---------      ---------
                                            TOTAL      $       -      $  45,950
                                                       =========      =========

Account 234 -- Accounts Payable to Associate Companies
       Accounts Payable - New Century Energies, Inc.   $       -      $     126
       Accounts Payable - New Century Cadence, Inc.            -             (7)
       Accounts Payable - Public Service Company
        of Colorado                                            -         96,027
       Accounts Payable - Southwestern Public Service
        Company                                                -         17,391
                                                       ---------      ---------

                                             TOTAL     $       -      $ 113,537
                                                       =========      =========

Account 242 -- Miscellaneous Current and Accrued
                Liabilities
       Accrued Vacation Liability                      $       -      $   5,551
       Accounts Payable Supplemental Executive
         Retirement Plan                                       -            652
       Outstanding Payroll                                     -          1,061
       Current Liability - Outstanding Accounts
         Payable checks (Norwest Bank at Grand                 -          2,524
         Junction)
                                                       ---------      ---------
                                              TOTAL    $       -      $   9,788
                                                       =========      =========

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

                  Schedule XIV - NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

      Effective August 1, 1997, following the receipt of all required State and Federal regulatory approvals, Public Service Company of Colorado (PSCo) and Southwestern Public Service Company (SPS) merged in a tax-free "merger of equals"  transaction  (the Merger) and became  wholly-owned  subsidiaries of New
Century Energies, Inc. (NCE). New Century Services (NCS or the Company), a wholly-owned subsidiary of NCE, was incorporated in 1997 under the State of Delaware. NCS is the service company for the NCE system and provides a variety of administrative, management, engineering, construction, environmental and support services. NCS provides its services to the NCE system generally at cost, pursuant to service agreements approved by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (PUHCA).

      The combining companies completed an employee downsizing in April 1997. Effective May 1, 1997, with SEC approval, certain employees of PSCo and SPS were transferred to NCS. Between May 1, 1997 and July 31, 1997, the Company was owned 50/50 by PSCo and SPS. On August 1, 1997, the Company was owned 100% by NCE. This Annual Report on Form U-13-60 covers the period from inception (May 1,
1997) through December 31, 1997.

Regulation

      NCS is subject to regulation by the SEC under the PUHCA. NCS' accounting policies conform to generally accepted accounting principles. NCS maintains its accounts in accordance with PUCHA, as administered by the SEC.

Management Estimates

      The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Disclosure

      The carrying amount of financial instruments approximates fair value. Statement of Financial Accounting Standards No. 107 (SFAS No 107), Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

      The fair value estimates presented are based on pertinent information available to management as of December 31, 1997. These fair value estimates have not been comprehensively revalued for purposes of

                                                                        Page 14a

these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

Income Taxes

      The Company's operations are included in the consolidated Federal income tax return of NCE. The allocation of income tax consequences to the Company, including alternative minimum tax (AMT), is calculated under a parent company policy which provides that benefits or liabilities created by the Company, computed on a separate return basis, will be allocated to (and paid to or by) the Company to the extent the benefits are usable or additional liabilities are incurred in NCE's consolidated tax returns. Deferred taxes are provided on temporary differences between the financial accounting and tax bases of assets and liabilities using the tax rates which are in effect at the balance sheet date (see Note 6).

Stock-based Compensation

      The Company uses the intrinsic value based method of accounting for its stock-based compensation plan.

2.  COMMON STOCK

      NCS is authorized to issue 1,000 shares of Common Stock at a par value of one cent ($0.01) per share. During 1997, all shares of common stock were issued and are held by NCE.

3.   SHORT-TERM BORROWING ARRANGEMENTS

      In August 1997, NCE entered into a $225 million credit facility that expires August 11, 2002, with several banks. The credit facility provides for $100 million of direct borrowings by NCE until the outstanding common stock of PS Colorado Credit Corporation, a wholly owned subsidiary of PSCo, is transferred to NCE. After the transfer, NCE will have access to $225 million of direct borrowings under the credit facility. Borrowings by the Company are from NCE. At December 31, 1997, approximately $46 million was outstanding under this credit facility at a weighted average interest rate of 6.12%.

4.  COMMITMENTS AND CONTINGENCIES

Leasing Programs

      The Company made payments for leases of various facilities used in the normal course of business. One lease has been assigned to NCS, the remaining leases are currently in PSCo's name, however, the Company expects that the leases will be transferred to NCS in 1998. The majority of the operating leases are under a leasing program that has initial noncancelable terms of one year, while the remaining leases have various terms. These leases may be renewed or replaced. No material restrictions exist in these leasing agreements concerning dividends, additional debt, or further leasing. Rental expense for the eight months ended December 31, 1997 was approximately $2.6 million.

                                                                        Page 14b

      Estimated future minimum lease payments at December 31, 1997 are as follows (in thousands of dollars):

                        1998                  $7,171
                        1999                   7,498
                        2000                   7,279
                        2001                   2,683
                        2002                      47
                        All years thereafter      38

Service Agreements

      In 1995, PSCo outsourced approximately 370 positions as part of a ten-year service agreement with IBM Global Services, formerly Integrated Systems Solutions Corporation, to manage most of PSCo's information technology systems and network infrastructure. Effective May 1, 1997, the agreement was assigned to NCS and amended to include SPS' information technology systems and network infrastructure. The service agreement terminates in February 2005.

      For the eight months ended December 31, 1997, NCS payments to IBM Global Services were approximately $50 million. The total estimated remaining commitment under this agreement is approximately $322 million, with estimated annual payments ranging from $42 million to $52 million.

Contracts

      NCS entered into a purchase agreement in 1997 with Learjet to acquire a Learjet 45. The purchase price is anticipated to be approximately $8.2 million. A $0.5 million deposit was paid in September 1997, an additional $0.5 million will be paid in September 1998 and the balance is due upon delivery, which is anticipated on or about August 1999.

Year 2000 Costs

      Based on a preliminary analysis, the Company expects to incur costs of approximately $29.1 million over the next two years to modify its computer software, hardware and other automated systems used in operations enabling proper data processing related to the year 2000 and beyond. The majority of these costs will be allocated to NCE's operating utilities. The Company continues to evaluate appropriate courses of corrective action, including the replacement of certain systems. A significant portion of these costs will represent the redeployment of existing information technology resources. If such modifications and conversions are not completed timely, the year 2000 problem may have a material impact on the operations of the Company. Management does not anticipate these activities will have a material adverse impact on the financial position, results of operations or cash flows of the Company.

5. EMPLOYEE BENEFITS

Defined Benefit Plans

      The Company participates in PSCo's and SPS' noncontributory defined benefit retirement plans (the Retirement Plans), which provide retirement and certain other benefits to its officers and employees. The Company's policy is to fund its accrued costs of the Retirement Plans. Certain new NCE pension plans will be established in 1998 which may change benefits provided to employees of the Company.

      Assets of the Retirement Plan consists primarily of U.S. government and agency obligations, bonds and common stocks. PSCo's and SPS' funding policies are to contribute annually, at a minimum, the amount necessary to satisfy the Internal Revenue Service funding standards.

                                                                        Page 14c

      Additionally, the Company participated in PSCo's and SPS' noncontributory defined benefit supplemental retirement income plan (the Supplemental Plan) for qualifying executive personnel. The Supplemental Plan is unfunded, and benefits due under the plan are paid out of the Company's general funds. Net allocated periodic pension cost for the Supplemental Plans for the Company was $1.5 million for the eight months ended December 31, 1997.

The net pension expense for the NCE system for 1997 was comprised of (in thousands of dollars):

Service cost..............................      $  18,418
Interest cost on projected benefit obligation      68,327
Actual return on plan assets..............       (189,597)
Amortization of net transition assets over
  15-17 year periods* ....................         (7,238)
Deferral and other items..................        100,192
                                                  -------
   NCE's net pension expense (benefit)
     for 1997                                   $  (9,898)
                                                =========
Amount Allocated to NCS for 8 months of 1997    $  (1,099)
                                                =========

* PSCo is amortizing its net transition assets over 17 years and SPS is amortizing its net transition assets over 15 years.

                                                        1997
                                                  PSCo        SPS**
                                                  ----        -----
Significant assumptions:
  Discount rate                                   7.75%     7.5/8.0%
  Expected long-term increase in compensation
    level                                         4.25%     6.0/4.5%
  Expected weighted average long-term rate
    of return on assets                           9.75%     9.75%

** Assumptions used May to December 1997 period.

      Variances between actual experience and assumptions for costs and returns on assets are amortized over the average remaining service lives of employees in the plans.

      At December 31, 1997, the fair value of the plan assets exceeded the accumulated benefit obligation by approximately 30%. At December 31, 1997, approximately 98%, of the actuarial present values of accumulated plan benefits were vested.

Defined Contribution Plans

      The Company maintains defined contribution plans which cover substantially all employees. Total contributions to these plans by the Company for the period ending December 31, 1997, totaled approximately $3.9 million.

Postretirement Benefits Other Than Pensions

      The  Company  provides  certain   post-retirement  health  care  and  life
insurance benefits for substantially all employees who reach retirement age while working for the Company. Historically PSCo and SPS have recorded the cost of these benefits for these plans on a pay-as-you-go basis. The subsidiaries of NCE have adopted SFAS 106 which requires the accrual, during the years that an employee renders service to the Company, of the expected cost of providing these benefits to the employee. The Company is amortizing the transition obligations for these plans over a period of 20 years.

                                                                        Page 14d

      The net periodic postretirement benefit costs for NCE system for 1997 was comprised of (in thousands of dollars):

Service cost................................       $  6,121
Interest cost...............................         26,537
Return on plan assets.......................         (9,240)
Curtailment expense.........................          3,323
Amortization of net transition obligation
  over a 20 year amortization period and
  deferrals.................................         14,992
                                                   --------
NCE's net postretirement benefit costs......       $ 41,733
                                                   ========
Amount allocated to NCS for 8 months of 1997       $  4,256
                                                   ========

                                                        1997
                                                  PSCo         SPS**
                                                  ----         -----
Significant assumptions:
  Discount rate.............................      7.75%      7.5/8.0%
   Expected long-term increase in compensation
     level .................................      4.00%      6.0/4.5%
   Expected weighted average long-term rate
     of return on assets......................    9.75%         9.75%

** Assumptions used for May to December 1997 period.

      Plan assets are stated at fair value and are comprised primarily of corporate debt and equity securities, a real estate fund, government securities and other short-term investments held either directly or in commingled funds. At December 31, 1997, the accumulated benefit obligation substantially exceeded the fair value of the plan assets. The Company is currently funding the amounts approximately equal to postretirement benefit expense.

6.  INCOME TAXES

      The provision for income taxes for the period ending December 31, 1997 consists of the following (in thousands of dollars):

Current income taxes:
      Federal.....                              $(1,575)
      State ......                                 (237)
                                                   ----
            Total current income taxes           (1,812)
                                                 ------
Deferred income taxes:
      Federal.....                                1,728
      State ......                                  160
                                                  -----
            Total deferred income taxes           1,888
                                                  -----
Total provision for income taxes                $    76
                                                -------

                                                                        Page 14e

      A reconciliation of the statutory U.S. income tax rate and the effective tax rates for the period ending December 31, 1997 follows (in thousands of dollars, except percentages):

                                                          1997
                                                          ----
Tax computed at U.S. statutory rate on
      pre-tax accounting income                     $  27        35%
Increase (decrease) in tax from:
      State income taxes, net of federal
           income taxes benefit                         6       8.5%
      Non-deductible business meals                    43      56.5%
                                                    -----      -----
            Total income taxes                         76       100%
                                                    -----       ----

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

                    SCHEDULE XV--COMPARATIVE INCOME STATEMENT
                             (thousands of dollars)

                                                         CURRENT         PRIOR
ACCOUNT  DESCRIPTION                                       YEAR           YEAR
-------  -----------                                       ----           ----

         INCOME
 457     Services rendered to associate companies       $ 150,077     $       -
 458     Services rendered to nonassociate companies            -             -
 421     Miscellaneous income and loss                        107             -
                                                        ---------     ---------
                                          TOTAL INCOME    150,184             -
                                                        ---------     ---------

         EXPENSES
 920     Salaries and wages                                39,845             -
 921     Office supplies and expenses                      82,816             -
 922     Administrative expenses transferred - credit           -             -
 923     Outside services employed                          7,893             -
 924     Property insurance                                     -             -
 925     Injuries and damages                                 334             -
 926     Employee pensions and benefits                    13,300             -
 928     Regulatory commission expenses                         -             -
 930.1   General advertising expenses                         146             -
 930.2   Miscellaneous general expenses                        16             -
 931     Rents                                              2,620             -
 932     Maintenance of structures and equipment                -             -
 403     Depreciation and amortization expense                  -             -
 408     Taxes other than income taxes                      2,241             -
 409     Income taxes                                      (1,812)            -
 410     Provision for deferred income taxes                4,623             -
 411     Provision for deferred income taxes - credit      (2,735)            -
 411.5   Investment tax credit                                  -             -
 426.1   Donations                                            327             -
 426.5   Other deductions                                      90             -
 427     Interest on long-term debt                             -             -
 430     Interest on debt to associate companies              480             -
 431     Other interest expense                                 -             -
                                                        ---------     ---------
                                         TOTAL EXPENSE    150,184             -
                                                        ---------     ---------

                                   NET INCOME OR (LOSS) $       -     $       -
                                                        =========     =========

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

                               ANALYSIS OF BILLING

                        ASSOCIATE COMPANIES--ACCOUNT 457
                             (thousands of dollars)

                                              DIRECT         INDIRECT     COMPENSATION     TOTAL
                                               COSTS          COSTS         FOR USE        AMOUNT
NAME OF ASSOCIATE COMPANY                     CHARGED        CHARGED       OF CAPITAL      BILLED
-------------------------                     -------        -------       ----------      ------
                                                457-1          457-2          457-3

Public Service Company of Colorado           $ 33,103       $ 74,161      $       -       $107,264
Southwestern Public Service Co.                 4,994         31,323              -         36,317
Cheyenne Light, Fuel & Power Co.                  388          1,892              -          2,280
1480 Welton, Inc.                                  16            106              -            122
e prime, inc.                                     100            414              -            514
PS Colorado Credit Corporation                     10            209              -            219
PSR Investments, Inc.                               2            113              -            115
WestGas InterState, Inc.                            2              3              -              5
Quixx Corporation                                  19            351              -            370
Utility Engineering Corporation                     -            355              -            355
New Century Energies, Inc.                        204          1,816              -          2,020
Natural Fuels Corporation                           -             62              -             62
New Century International, Inc.                   222              -              -            222
New Century Cadence, Inc.                         212              -              -            212
                                             ========       ========      =========       ========
                                  TOTAL      $ 39,272       $110,805      $       -       $150,077
                                             ========       ========      =========       ========


                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

                               ANALYSIS OF BILLING

                       NONASSOCIATE COMPANIES--ACCOUNT 458
                             (thousands of dollars)

INSTRUCTIONS: Provide a brief description of the services rendered to each nonassociate company:


NAME OF                      DIRECT           INDIRECT          COMPENSATION                               EXCESS          TOTAL
NONASSOCIATE                 COSTS              COSTS              FOR USE               TOTAL               OR           AMOUNT
COMPANY                     CHARGED            CHARGED           OF CAPITAL              COST            DEFICIENCY       BILLED
-------                     -------            -------           ----------              ----            ----------       ------
                             458-1              458-2               458-3                                  458-4
None

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

            SCHEDULE XVI--ANALYSIS OF CHARGES FOR SERVICE--ASSOCIATE
                           AND NONASSOCIATE COMPANIES
                             (thousands of dollars)


INSTRUCTIONS: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

                                                              ASSOCIATE COMPANY CHARGES                NONASSOCIATE COMPANY CHARGES
                                                           DIRECT        INDIRECT
ACCOUNT       DESCRIPTION OF ITEMS                          COST           COST          TOTAL                   (None)
-------       --------------------                          ----           ----          -----                   ------

      920     Salaries and wages                          $  7,234      $ 32,611       $ 39,845
      921     Office supplies and expenses                  30,972        51,844         82,816
      922     Administrative expense                             -             -              -
      923     Outside services employed                        302         7,591          7,893
      924     Property insurance                                 -             -              -
      925     Injuries and damages                              58           276            334
      926     Employee pensions and benefits                    60        13,240         13,300
      928     Regulatory commission expense                      -             -              -
      930.1   General advertising expenses                       -           146            146
      930.2   Miscellaneous general expense                     16             -             16
      931     Rents                                            515         2,105          2,620
      932     Maintenance of structures and equipment            -             -              -
      403     Depreciation and amortization expense              -             -              -
      408     Taxes other than income taxes                      -         2,241          2,241
      409     Income taxes                                  (1,812)            -         (1,812)
      410     Provision for deferred income taxes            4,623             -          4,623
      411     Provision for deferred income taxes-credit    (2,735)            -         (2,735)
      411.5   Investment tax credit                              -             -              -
      426.1   Donations                                        111           216            327
      426.5   Other donations                                    -            90             90
      427     Interest on long-term debt                         -             -              -
      431     Other interest expense                             -             -              -
                                                          -------------------------------------
         TOTAL EXPENSES                                     39,344       110,360        149,704
                                                          -------------------------------------
              Compensation for use of equity capital             -             -              -
      430     Interest on debt to associate companies            -           480            480
                                                          =====================================
         TOTAL COST OF SERVICE                            $ 39,344     $ 110,840      $ 150,184
                                                          =====================================


                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS: Indicate each department or service function (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).


                                                                                          DEPARTMENT OR SERVICE FUNCTION
                                                                                          ------------------------------
                                                                                                  CEO
                                                            TOTAL                   EXECUTIVE    DIRECT       CORPORATE     GENERAL
ACCOUNT     DESCRIPTION OF ITEMS                           AMOUNT      OVERHEAD     SERVICES     REPORTS    COMMUNICATIONS  COUNSEL
-------     --------------------                           ------      --------     --------     -------    --------------  -------

920         Salaries and wages                            $ 39,845      $     -     $ 2,693      $   721         $  799     $   620
921         Office supplies and expenses                    82,816        5,152       7,954        1,132            753       2,803
922         Administrative expense                               -            -           -            -              -           -
923         Outside services employed                        7,893            -         580           52            370       1,776
924         Property insurance                                   -            -           -            -              -           -
925         Injuries and damages                               334         (198)          7            3              2           2
926         Employee pensions and benefits                  13,300       (5,407)        315          161            137         115
928         Regulatory commission expense                        -            -           -            -              -           -
930.1       General advertising expenses                       146            -           -            -            146           -
930.2       Miscellaneous general expense                       16            -           1           15              -           -
931         Rents                                            2,620       (1,119)          -            -              -           -
932         Maintenance of structures and equipment              -            -           -            -              -           -
403         Depreciation and amortization expense                -            -           -            -              -           -
408         Taxes other than income taxes                    2,241       (1,322)         24            9              8           6
409         Income taxes                                    (1,812)           -           -            -              -           -
410         Provision for deferred income taxes              4,623            -           -            -              -           -
411         Provision for deferred income taxes-credit      (2,735)           -           -            -              -           -
411.5       Investment tax credit                                -            -           -            -              -           -
426.1       Donations                                          327            -           -            -            246           -
426.5       Other donations                                     90            -          73            -              -           -
427         Interest on long-term debt                           -            -           -            -              -           -
430         Interest on debt to associate companies            480            -           -            -              -           -
431         Other interest expense                               -            -           -            -              -           -
                                                         ==========================================================================
                                        TOTAL EXPENSES   $ 150,184     $ (2,894)   $ 11,647      $ 2,093        $ 2,461    $  5,322
                                                         ==========================================================================

                                                                        Page 19a

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS: Indicate each department or service function (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).


                                                                                 DEPARTMENT OR SERVICE FUNCTION
                                                                                ------------------------------
                                                             CORP                                                      CFO
                                                            PLANNING    COMMODITY   PURCHASED      ENERGY/          DIRECT
ACCOUNT     DESCRIPTION OF ITEMS                           & DEVELOP    SERVICES      POWER      ENVIRONMENTAL      REPORTS
-------     --------------------                           ---------    --------      -----      -------------      -------

920         Salaries and wages                              $ 1,187     $  2,667    $   423      $     1,686       $  4,448
921         Office supplies and expenses                      1,479        1,723        299            1,288         33,299
922         Administrative expense                                -            -          -                -              -
923         Outside services employed                           544           67          -            1,053            811
924         Property insurance                                    -            -          -                -              -
925         Injuries and damages                                  3            7          -                4             15
926         Employee pensions and benefits                      214          409         38              197          1,089
928         Regulatory commission expense                         -            -          -                -              -
930.1       General advertising expenses                          -            -          -                -              -
930.2       Miscellaneous general expense                         -            -          -                -              -
931         Rents                                                 -            -          -                -            515
932         Maintenance of structures and equipment               -            -          -                -              -
403         Depreciation and amortization expense                 -            -          -                -              -
408         Taxes other than income taxes                        13           25          -               14             49
409         Income taxes                                          -            -          -                -         (1,812)
410         Provision for deferred income taxes                   -            -          -                -          4,623
411         Provision for deferred income taxes-credit            -            -          -                -         (2,735)
411.5       Investment tax credit                                 -            -          -                -              -
426.1       Donations                                             -            -          -                -              1
426.5       Other donations                                       -            -          -                -              1
427         Interest on long-term debt                            -            -          -                -              -
430         Interest on debt to associate companies               -            -          -                -              -
431         Other interest expense                                -            -          -                -              -
                                                            ---------------------------------------------------------------
                                        TOTAL EXPENSES      $ 3,440     $  4,898    $   760       $    4,242       $ 40,304
                                                            ===============================================================


                                                                        Page 19b

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS: Indicate each department or service function (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).


                                                                                 DEPARTMENT OR SERVICE FUNCTION
                                                                                ------------------------------
                                                             HUMAN      REGULATORY     CONTROLLERS                  DESIGN
ACCOUNT     DESCRIPTION OF ITEMS                           RESOURCES  ADMINISTRATION   ORGANIZATION    SALES      ENGINEERING
-------     --------------------                           ---------  --------------   ------------    -----      -----------

920         Salaries and wages                              $ 2,607     $  1,414    $ 2,754      $     3,138       $  4,616
921         Office supplies and expenses                     (6,041)         795      1,337            2,929          2,585
922         Administrative expense                                -            -          -                -              -
923         Outside services employed                           816            7        345                5             87
924         Property insurance                                    -            -          -                -              -
925         Injuries and damages                                 12            4        366                9             14
926         Employee pensions and benefits                   10,639          222        526              467          2,298
928         Regulatory commission expense                         -            -          -                -              -
930.1       General advertising expenses                          -            -          -                -              -
930.2       Miscellaneous general expense                         -            -          -                -              -
931         Rents                                                 -            -      3,224                -              -
932         Maintenance of structures and equipment               -            -          -                -              -
403         Depreciation and amortization expense                 -            -          -                -              -
408         Taxes other than income taxes                     3,179           14         31               33             47
409         Income taxes                                          -            -          -                -              -
410         Provision for deferred income taxes                   -            -          -                -              -
411         Provision for deferred income taxes-credit            -            -          -                -              -
411.5       Investment tax credit                                 -            -          -                -              -
426.1       Donations                                             -            -        (31)             111              -
426.5       Other donations                                       -            -          -               15              1
427         Interest on long-term debt                            -            -          -                -              -
430         Interest on debt to associate companies               -            -        480                -              -
431         Other interest expense                                -            -          -                -              -
                                                            ---------------------------------------------------------------
                                        TOTAL EXPENSES      $11,212     $  2,456    $ 9,032       $    6,707       $  9,648
                                                            ===============================================================


                                                                        Page 19c

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS: Indicate each department or service function (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).


                                                                                 DEPARTMENT OR SERVICE FUNCTION
                                                                                ------------------------------
                                                          CONSTRUCTION                          GAS PLANNING,    FINANCE
                                                           OPERATION &   CUSTOMER                MARKETING         AND       ENERGY
ACCOUNT     DESCRIPTION OF ITEMS                          MAINTENANCE    SERVICE   MARKETING     & SUPPLY        TREASURY    SUPPLY
-------     --------------------                          -----------    -------   ---------    ------------     ---------   ------

920         Salaries and wages                              $   580     $  5,682    $ 2,057      $     1,263      $    440   $   50
921         Office supplies and expenses                        225       21,299      2,320            1,113           276       96
922         Administrative expense                                -            -          -                -             -        -
923         Outside services employed                           198          210        775               83           114        -
924         Property insurance                                    -            -          -                -             -        -
925         Injuries and damages                                  2           73          5                3             1        -
926         Employee pensions and benefits                      105        1,032        388              275            75        5
928         Regulatory commission expense                         -            -          -                -             -        -
930.1       General advertising expenses                          -            -          -                -             -        -
930.2       Miscellaneous general expense                         -            -          -                -             -        -
931         Rents                                                 -            -          -                -             -        -
932         Maintenance of structures and equipment               -            -          -                -             -        -
403         Depreciation and amortization expense                 -            -          -                -             -        -
408         Taxes other than income taxes                         5           69         19               13             4        1
409         Income taxes                                          -            -          -                -             -        -
410         Provision for deferred income taxes                   -            -          -                -             -        -
411         Provision for deferred income taxes-credit            -            -          -                -             -        -
411.5       Investment tax credit                                 -            -          -                -             -        -
426.1       Donations                                             -            -          -                -             -        -
426.5       Other donations                                       -            -          -                -             -        -
427         Interest on long-term debt                            -            -          -                -             -        -
430         Interest on debt to associate companies               -            -          -                -             -        -
431         Other interest expense                                -            -          -                -             -        -
                                                            -----------------------------------------------------------------------
                                        TOTAL EXPENSES      $ 1,115     $ 28,365    $ 5,564       $    2,750      $    910   $  152
                                                            =======================================================================

                                                                         Page 20
                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

                 DEPARTMENTAL ANALYSIS OF SALARIES--ACCOUNT 920
                             (thousands of dollars)

                                                     DEPARTMENTAL SALARY EXPENSE
                                     -----------------------------------------------------------
                                                        INCLUDED IN AMOUNTS BILLED TO:
                                                   PARENT                                          NUMBER OF
NAME OF DEPARTMENT                     TOTAL      COMPANY         OTHER             NON-           PERSONNEL
OR SERVICE FUNCTION                   AMOUNT       (NCE)       ASSOCIATES        ASSOCIATES       END OF YEAR
-------------------                   ------       -----       ----------        ----------       -----------

Executive Services                     $ 2,693       $ 250       $ 2,443           $    -              42
CEO Direct Reports                         721          43           678                -              33
Corporate Communications                   799          53           746                -              26
General Counsel                            620          39           581                -              13
Corporate Planning & Development         1,187          61         1,126                -              34
Commodity Services                       2,667           -         2,667                -              83
Purchased Power                            423           -           423                -              18
Energy & Environmental                   1,686           -         1,686                -              67
CFO Direct Reports                       4,448           8         4,440                -             209
Human Resources                          2,607           2         2,605                -              94
Regulatory Administration                1,414           -         1,414                -              38
Controllers Organization                 2,754         129         2,625                -              76
Sales                                    3,138           -         3,138                -             107
Design Engineering                       4,616           -         4,616                -             151
Construction, Oper & Maintenance           580           -           580                -              19
Customer Service                         5,682           -         5,682                -             186
Marketing                                2,057           -         2,057                -              70
Gas Planning, Marketing & Supply         1,263           -         1,263                -              39
Finance & Treasury                         440          25           415                -              18
Energy Supply                               50           -            50                -               2
                                     =====================================================================
                               TOTAL  $ 39,845       $ 610      $ 39,235           $    -           1,325
                                     =====================================================================

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

                     OUTSIDE SERVICES EMPLOYED--ACCOUNT 923
                             (thousands of dollars)

INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amounts paid to any one payee and included within one category is less than $25,000, only the aggregate number and amount of all such payments included within the subaccounts need be shown. Provide a subtotal for each type of service.


                                                                              RELATIONSHIP
                                                   SERVICES                   A'=ASSOCIATED
         FROM WHOM PURCHASED                       PROVIDED                "NA"=NONASSOCIATED           AMOUNT
         -------------------                       --------                ------------------           ------
Legal Services
     Baker & Hostetler                        Legal                                   NA               $    65
     Doherty Rumble & Butler, PC              Legal                                   NA                    51
     Ducker, Seawell & Montgomery, PC         Legal                                   NA                    29
     Faegre & Benson                          Legal                                   NA                   111
     Gorsuch Kirgis, LLC                      Legal                                   NA                    42
     Hamil Professional Corp.                 Legal                                   NA                    31
     Hogan & Hartson, LLP                     Legal                                   NA                   111
     Knapp & Rome, LLC                        Legal                                   NA                    33
     Leboeuf, Lamb, Greene & MacRae           Legal                                   NA                    57
     Littler, Mendelson, Fastiff              Legal                                   NA                    57
     Long, Aldridge & Norman                  Legal                                   NA                    59
     Shaw, Pittman, Potts & Trowbridge        Legal                                   NA                    33
     Sherman & Howard                         Legal                                   NA                   227
     Skadden, Arps, Slate, Meagher            Legal                                   NA                   333
     Slivka, Robinson, Waters & Odorisio      Legal                                   NA                   259
     Other (26)                               Legal                                   NA                   169
                                                                                                       -------
                                              Total Legal Services                                       1,667
                                                                                                       -------

Auditing, Tax and Accounting Services
     Arthur Andersen, LLP                     Auditing, Tax and Accounting Services   NA                   303
                                                                                                       -------

Temporary Personnel
     Accu Staff, Inc.                         Temporary Personnel                     NA                    53
     Kelly Services                           Temporary Personnel                     NA                   201
     Precision Resources                      Temporary Personnel                     A                    148
                                                                                                       -------
                                              Total Temporary Personnel                                    402
                                                                                                       -------

Consulting Services
     Alan W. Burgess                          Chief Medical Officer                   NA                    35
     Allen & Overy                            International Business Consulting       NA                   180
     Andersen Consulting                      International Business Consulting       NA                    53
     Co-Development International             Supply Chain Consulting                 NA                   127
     First Risk Management Legal Division     Consulting                              NA                    33
     H L Yoh Company                          SILCO Consulting                        NA                    49
     Management Systems International         Business Process Improvement            NA                   544
     Mannesmann Dematic Rapistan Corp.        Consulting                              NA                    87

                                                                        Page 21a

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

                     OUTSIDE SERVICES EMPLOYED--ACCOUNT 923
                             (thousands of dollars)

                                                                                 RELATIONSHIP
                                                 SERVICES                       A'=ASSOCIATED
         FROM WHOM PURCHASED                     PROVIDED                      "NA"=NONASSOCIATED           AMOUNT
         -------------------                     --------                      ------------------           ------

   McKinsey & Company, Inc.                 Consulting                                   NA                     42
   Policy Assessment Corp                   Electric Deregulation Consulting             NA                     44
   Saligent, Inc.                           Data Warehousing Consulting                  NA                    106
   Systematic Solutions                     Competitive Modeling Consulting              NA                     25
   Toeroek Assoc., Inc.                     Consulting, Title V                          NA                    113
   Towers & Perrin                          Benefits Consulting                          NA                    408
                                                                                                         ---------
                                              Total Consulting                                               1,846
                                                                                                         ---------

Outside Services
   Bank of New York                         Transfer Agent Fee                           NA                    306
   Conservation Services, Inc.              Environmental                                NA                    264
   Enertec, Inc.                            Software                                     NA                     63
   Executive Life Insurance Plan            Benefits                                     NA                     66
   First Chicago Trust                      Transfer Agent Fee                           NA                    137
   Health Promotion Management, Inc.        Wellness Program                             NA                    147
   Insight Research                         Market Research                              NA                    115
   Insights Unlimited                       Market Research                              NA                     64
   KCNC-TV                                  CEAF Advertising                             NA                     50
   McCormick Advertising                    Advertising                                  NA                    337
   Metretek, Inc.                           Load Research                                NA                     38
   Mildred E. Duran                         Settlement Agreement                         NA                     64
   Morgan Guaranty Trust                    Financing Services                           NA                     82
   Munchiando Trucking, Inc.                Freight                                      NA                     47
   Natural Fuels Corporation                Market Development                           A                      83
   Pinnacle Motivation                      Incentive Awards                             NA                     26
   Productivity Management                  Suggestion and Incentive Workshops           NA                    110
   RLW Analytics, Inc.                      Load Research                                NA                     34
   Rocky Mountain Consultants               Environmental Remediation                    NA                     42
   Rust Environment & Infrastrucure, Inc.   Environmental                                NA                     30
   South Park Motor                         Freight                                      NA                     56
   Thomas & Perkins                         Advertising                                  NA                    209
   TQS Research, Inc.                       Market Development                           NA                     31
   TRC Environmental Corp.                  Environmental                                NA                     67
   Utility Engineering                      Engineering Services                         A                     112
   Other  (510)                             Various Outside Services                     NA                  1,095
                                                                                                        ----------
                                              Total Outside Services                                         3,675
                                                                                                        ----------

                                                                      TOTAL OUTSIDE SERVICES EMPLOYED      $ 7,893
                                                                                                         =========


                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

                   EMPLOYEE PENSION AND BENEFITS--ACCOUNT 926
                             (thousands of dollars)

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.



             DESCRIPTION                                            AMOUNT
             -----------                                            ------


Incentive Plan                                                   $     327
Pensions                                                            (1,099)
Supplemental Executive Retirement Plan                               1,500
Employee Savings Plans (401K)                                        1,379
OPEB-Long-term Health                                                3,589
OPEB-Long-term Life                                                    667
Managed Health Care                                                  2,263
Other Medical                                                          850
Dental Care                                                            331
Vision Care                                                             53
Long-term Disability                                                   269
Life Insurance                                                         124
Lost time                                                            5,725
Other                                                               (2,678)
                                                                 ----------

                                                                 $  13,300
                                                                 ==========

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

                   GENERAL ADVERTISING EXPENSE--ACCOUNT 930.1
                             (thousands of dollars)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


       DESCRIPTION                         NAME OF PAYEE                AMOUNT
       -----------                         -------------                ------

 New Century Energies Name Recognition   McCormick Advertising         $    146
                                                                       --------

                                                                 TOTAL $    146
                                                                       ========


                  MISCELLANEOUS GENERAL EXPENSES--ACCOUNT 930.2
                             (thousands of dollars)






       DESCRIPTION                          NAME OF PAYEE               AMOUNT
       -----------                          -------------               ------

 Stockholder/Trustee Expenses              Various                     $     16
                                                                       --------
                                                                 TOTAL $     16
                                                                       ========

                               RENTS--ACCOUNT 931
                             (thousands of dollars)




       TYPE OF PROPERTY                                                 AMOUNT
       ----------------                                                 ------

Office Space Rent                                                      $  2,620
                                                                       --------
                                                                 TOTAL $  2,620
                                                                       ========

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

                   TAXES OTHER THAN INCOME TAXES--ACCOUNT 408
                             (thousands of dollars)

INSTRUCTIONS: Provide an analysis of Account 408 "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

DESCRIPTION                                                  AMOUNT
-----------                                                  ------

Other Than U.S. Government Taxes:
     State Unemployment Taxes                               $     14
     Denver City Tax                                              27
     Aurora City Tax                                               1
                                                             -------
                                                   SUBTOTAL       42
                                                             -------

U.S. Government Taxes:
     Social Security Taxes                                     2,172
     Federal Unemployment Taxes                                   27
                                                             -------
                                                   SUBTOTAL    2,199
                                                             -------

                                                      TOTAL  $ 2,241
                                                             =======

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

                            DONATIONS--ACCOUNT 426.1
                             (thousands of dollars)


INSTRUCTIONS: Provide a listing of the amount included in Acount 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT                                   PURPOSE OF DONATION                         AMOUNT
-----------------                                   -------------------                         ------

Amarillo Area Foundation              Contribution to support the Pharmacy
                                         School at Texas Tech                                    $ 20

Boulder Chamber of Commerce           Annual membership contribution                                3

Citizen's Scholarship Foundation      Contribution to support scholarship program                   3

City of Arvada                        Contribution to support educational activities                6

Colorado Alliance For Science         Contribution to support the activities of
                                        the organization                                            5

Colorado State Universities           Scholarships                                                  8

Commercial Real Estate Expo           Contribution to support the activities of
                                        the organization                                            5

Golden Spread Council                 Contribution to support the activities of
                                        the organization                                            3

Intermountain Partners, Inc.          Contribution to support the activities of
                                        the organization                                            8

Provider's Resource Clearinghouse     Contribution to support the activities of
                                        the organization                                            5

St. Mary of the Plains Hospital       Contribution to support the activities of
                                        the organization                                            5

Texas Tech University                 Contribution to support the building of
                                        Spirit Arena - Lubbock                                     20

United Way                            Contribution to support community service
                                        organizations                                              33

University of Colorado                Contribution to support the Energy 2020 project               5

Other (322)                                                                                       198
                                                                                                -----

                                                                                       TOTAL    $ 327
                                                                                                =====


                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

                         OTHER DEDUCTIONS--ACCOUNT 426.5
                             (thousands of dollars)


INSTRUCTIONS: Provide a listing of the amount include in Account 426.5, "Other Deductions", classifying such expenses according to their nature.


DESCRIPTION                             NAME OF PAYEE                                       AMOUNT

Expenditures for Certain Civic,         Company employee and administrative costs
  Political & Related Activities          for civic, political and related activities       $    90
                                                                                            =======
                                                                                      TOTAL $    90
                                                                                            =======

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

                  SCHEDULE XVIII--NOTES TO STATEMENT OF INCOME



INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases and services rendered or expenses incurred during the year. Notes related to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on pages 14-14e.

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Period Ended December 31, 1997

                               ORGANIZATION CHART

  ORGANIZATION CHART                                    SERVICE FUNCTION
  ------------------                                    ----------------

Chairman                                                    Executive
  Audit Services                                            CEO Direct Reports
  Aviation                                                  CEO Direct Reports
  Governmental Affairs                                      CEO Direct Reports
  Vice-Chairman                                             Executive
    Corporate Communications                                Corporate Communications
    General Counsel                                         General Counsel
    Corporate Planning and Development-Sr. V.P.             Executive
      Business Planning and Development                     Corp. Planning and Development
    Commodity Services-Executive V.P. & V.P.                   Executive
      Commodity Services-all others                         Commodity Services
      Production Services                                   Commodity Services
      Energy and Environmental-V.P.                         Executive
      Energy and Environmental-all others                   Energy and Environmental
      Purchased Power and Electric Trading                  Purchased Power
    Marketing and Services-President                           Executive
      Sales-V.P.                                            Executive
      Sales-all others                                      Sales
      Marketing                                             Marketing
      Design Engineering-V.P.                               Executive
      Design Engineering-all others                         Design Engineering
      Construction, Operations and Maintenance-V.P.         Executive
      Construction, Operations and Maintenance-all others   Constr., Oper. and Maint.
      Customer Accounts and Services                        Customer Service
      Energy Supply Management and Bulk Power Transport     Energy Supply
      Gas Planning, Marketing and Supply                    Gas Plan., Marketing and Supply
    Financial and Support Services-CFO                         Executive
      Human Resources-V.P.                                  Executive
      Human Resources-all others                            Human Resources
      Regulatory Administration-V.P.                        Executive
      Regulatory Administration-all others                  Regulatory Administration
      Finance and Treasury-Director                         Executive
      Finance and Treasury-all others                       Finance and Treasury
      Accounting - Controller                               Executive
      Accounting-all others                                 Controllers Organization
      Information Technology                                CFO Direct Reports
      Supply Chain                                          CFO Direct Reports
      Facilities and Real Estate                            CFO Direct Reports
      Shareholder Services                                  CFO Direct Reports


                        ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                                   METHODS OF ALLOCATION


Sales Ratio - Based on firm kilowatt-hour electric sales (and/or the equivalent cubic feet of natural gas sales based on a Btu content, where applicable), excluding inter-system sales, for the immediate preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affiliate and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

Residential Sales Ratio - Based on firm kilowatt-hour electric sales to residential customers for the immediate preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affiliate and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

Business Sales Ratio - Based on firm kilowatt-hour electric sales to business customers that purchase less than 250 kilowatts for the immediate preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affiliate and the denominator of which is for all Operating
Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

Large Commercial & Industrial Sales Ratio - Based on firm kilowatt-hour electric sales to large commercial and industrial customers that purchase greater than 250 kilowatts for the immediate preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affiliate and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

Electric Peak Load Ratio - Based on the sum of the monthly electric maximum system demands for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

Customers Ratio - Based on the sum of total electric customers (and/or gas customers, or residential, business and large commercial and industrial customers where applicable) at the end of each month for the immediately proceeding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

Employees Ratio - Based on the sum of the number of employees at the end of each month for the immediately preceding twelve calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

                                                                        Page 29a



Construction Expenditures Ratio - Based on construction or capital expenditures, net of reimbursements, for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

Transmission Construction Expenditures Ratio - Based on transmission construction or capital expenditures, net of reimbursements, for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

Distribution Construction Expenditures Ratio - Based on distribution construction or capital expenditures, net of reimbursements, for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

Substation Construction Expenditures Ratio - Based on substation construction or capital expenditures, net of reimbursements, for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

Total Common Equity Ratio, with 20 Percent of Common Equity assigned to New Century Energies, Inc. - Based on the sum of the common equity at the end of each month for the immediately preceding twelve calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

Revenue Ratio - Based on the sum of the revenue at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

Wholesale Revenue Ratio - Based on the sum of the electric wholesale revenue at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

Industrial Revenue Ratio - Based on the sum of the electric industrial revenue at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

                                                                        Page 29b




Payroll Ratio - Based on the sum of the payroll at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

Electric Mwh Generation - Based on the sum of electric Mwh generated during each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

Electric Kwh Purchased Power Ratio - Based on the sum of electric Kwh purchased power during each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

Total Assets Ratio - Based on the total assets at year end for the preceding year, the numerator of which is for an Operating Company or affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

Cost of Gas Sold - Based on the sum of the cost of gas sold at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

Gas Throughput Ratio - Based on the sum of the gas throughput dekatherms at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

Gas Transport Dekatherms - Based on the sum of transported gas dekatherms at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

Payment Transaction Ratio - Based on the sum of the number of payment transactions processed during each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

Accounting Transactions Ratio - Based on the sum of the number of accounting transactions processed during each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies.

                        ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                 ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


      Associate companies were not charged for use of capital during 1997.

                                                                        Page 31
                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                                SIGNATURE CLAUSE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





                                   New Century Services, Inc.
                                   -------------------------------------
                                   (Name of Reporting Company)

                                   By: /s/ Richard C. Kelly
                                   -------------------------------------
                                   (Signature of Signing Officer)

                                   Richard C. Kelly, Executive
                                   Vice President and Chief Financial Officer
                                   -------------------------------------
                                   (Printed Name and Title of Signing Officer)


Date: April 30, 1998